Exhibit 1

Agreement of Joint Filing

Endeavour Capital Advisors Inc., Laurence M. Austin, Mitchell J. Katz and Jonah Marcus hereby agree that the Statement on Schedule 13G to which this agreement is attached as an exhibit as well as all future amendments to such Statement, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

Dated: February 14, 2025

ENDEAVOUR CAPITAL ADVISORS INC.

By: /s/ Glenn Hofsess
        Name: Glenn Hofsess
        Title: Chief Financial Officer

ENDEAVOUR REGIONAL BANK OPPORTUNITIES FUND II L.P.

By: Endeavour Capital Advisors Inc., its investment advisor
By: /s/ Glenn Hofsess
        Name: Glenn Hofsess
        Title: Chief Financial Officer

LAURENCE M. AUSTIN*

By: /s/ Laurence M. Austin

MITCHELL J. KATZ

By: /s/ Mitchell J. Katz

JONAH MARCUS

By: /s/ Jonah Marcus